Exhibit 99.2
May 12, 2009
Board of Directors
Vuzix Corporation
75 Town Centre Drive
Rochester, NY 14623
Gentlemen:
     This letter will confirm that I have agreed to serve as a director of Vuzix Corporation (the “Company”), subject to the effectiveness of the registration statement on Form S-1 that the Company currently contemplates filing with the U.S. Securities and Exchange Commission (the “SEC”) on or about May 15, 2009 (the “Registration Statement”). I hereby consent to my identification in the Registration Statement as a director elect of the Company on the terms described above and confirm that the description of my five-year employment history set forth on Exhibit A hereto is true, correct and complete and authorize that description to be included in the Registration Statement filed with the SEC.

Very truly yours,

/s/ Kathryn Sayko Kathryn Sayko